                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                       ________________________________
                                   FORM 11-K
                       ________________________________

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1998.
                                                    -----------------

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________.

Commission File No. 0-23832

     A. Full title and address of the plan, if different from that of the issuer named below:

                 PSS/TAYLOR MEDICAL PROFIT SHARING 401(K) PLAN
                           4345 Southpoint Boulevard
                          Jacksonville, Florida 32216
                                (904) 332-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PSS WORLD MEDICAL, INC.
                           4345 Southpoint Boulevard
                          Jacksonville, Florida 32216
                                (904) 332-3000

                             REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits -- December 31, 1998 and December 31, 1997.

     2. Statement of Changes in Net Assets Available for Benefits, With Fund Information for the Year Ended December 31, 1998.

                              PSS/Taylor Medical
                          Profit Sharing 401(k) Plan


                      Financial Statements and Schedules
                       As of December 31, 1998 and 1997
                                 Together With
                               Auditors' Report

                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(k) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997


                               TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits--December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- December 31, 1998

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year
                  Ended December 31, 1998

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Administrator of the
PSS/Taylor Medical
Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of PSS/TAYLOR MEDICAL PROFIT SHARING 401(k) PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the schedules of assets held for investment purposes and reportable transactions do not disclose the historical cost of certain plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Arthur Andersen LLP
-----------------------

Jacksonville, Florida
April 30, 1999

                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(k) PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 1998 AND 1997



                                                      1998            1997
                                                  ------------     ----------
INVESTMENTS, participant-directed:
Mutual funds:
    American Balanced Fund                          $2,229,603     $1,644,851
    The Kaufmann Fund                                  298,365        363,408
    Washington Mutual Investors Fund                   272,224              0
    Enterprise Group of Funds                          215,550        549,755
    Bond Fund of America                                76,351         75,437
    Growth Fund of America                                   0        648,597
 Money market:
    Prime Cash Obligations Fund                         97,904         91,637
 Common stock:
    PSS World Medical, Inc. common stock               276,660        198,069

PARTICIPANT LOANS                                            0          3,997

CASH                                                     3,997              0

RECEIVABLES:
 Accrued interest receivable                            11,337         11,784
 Receivable from plan sponsor                                0          6,031
                                                    ==========     ==========
NET ASSETS AVAILABLE FOR BENEFITS                   $3,481,991     $3,593,566
                                                    ==========     ==========

       The accompanying notes are an integral part of these statements.

                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(k) Plan


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION

                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                 Participant-Directed
                                              ------------------------------------------------------------------------------------
                                                                                   Washington
                                               American     The        PSS World     Mutual     Enterprise   Prime Cash    Bond
                                               Balanced   Kaufmann   Medical, Inc.  Investors    Group of   Obligations   Fund of
                                                 Fund       Fund     Common Stock     Fund        Funds        Fund       America
                                              ---------  ----------  ------------ ------------  ----------  -----------  ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Net (depreciation) appreciation in fair
 value of mutual funds                      $  (24,452)   $(37,945)   $ 16,480     $  6,576    $  24,505     $     0     $(1,433)
 Interest income/dividends                      54,181      11,675          46       22,653       50,494       5,560       3,913
                                            ----------    --------    --------     --------    ---------     -------     -------
       Total additions                          29,729     (26,270)     16,526       29,229       74,999       5,560       2,480
                                            ----------    --------    --------     --------    ---------     -------     -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                (184,086)    (10,440)     (3,696)           0      (52,240)       (263)       (266)
                                            ----------    --------    --------     --------    ---------     -------     -------
INTERFUND TRANSFERS                            739,109     (28,333)     65,761      242,995     (356,964)        970      (1,300)
                                            ----------    --------    --------     --------    ---------     -------     -------
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                           1,644,851     363,408     198,069            0      549,755      91,637      75,437
                                            ----------    --------    --------     --------    ---------     -------     -------
 End of year                                $2,229,603    $298,365    $276,660     $272,224    $ 215,550     $97,904     $76,351
                                            ==========    ========    ========     ========    =========     =======     =======

                                                                    Growth
                                                                    Fund of    Participant
                                                                    America       Loans          Other        Total
                                                                  -----------  -----------   -----------   -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Net (depreciation) appreciation in fair value of mutual funds     $        0  $         0   $        0    $  (16,269)
 Interest income/dividends                                             54,624            0       11,337       214,483
                                                                   ----------  -----------   ----------    ----------
       Total additions                                                 54,624            0       11,337       198,214
                                                                   ----------  -----------   ----------    ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                                        (58,798)           0            0      (309,789)
                                                                   ----------  -----------   ----------    ----------
INTERFUND TRANSFERS                                                  (644,423)      (3,997)     (13,818)            0
                                                                   ----------  -----------   ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                    648,597        3,997       17,815     3,593,566
                                                                   ----------  -----------   ----------    ----------
 End of year                                                       $        0  $         0   $   15,334    $3,481,991
                                                                   ==========  ===========   ==========    ==========

         The accompanying notes are an integral part of this statement.

                              PSS/TAYLOR MEDICAL


                          PROFIT SHARING 401(k) Plan


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                          DECEMBER 31, 1998 AND 1997

1. PLAN DESCRIPTION

   The following description of the PSS/Taylor Medical Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

   General

   The Plan was adopted effective June 1, 1990 by Taylor Medical, Inc. to establish a savings and investment plan for the exclusive benefit of its employees and their beneficiaries. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   In August 1995, Taylor Medical, Inc. merged with PSS World Medical, Inc. (the "Company"), formerly Physician Sales & Service, Inc. Contributions to the Plan were suspended for payroll periods commencing after August 20, 1995. Effective August 20, 1995, the Plan was amended to provide for fully vested account balances and the termination of the loan program.

   Effective March 14, 1997, the PSS/Taylor Medical Profit Sharing 401(k) Trust was amended and restated to appoint Northwestern Trust and Investors Advisory Company as the Plan's trustee. Howard Johnson & Company serves as the record keeper.

   Record-Keeper Information

   Disclosure of historical cost information with regard to the Plan's investments is required to be presented in the schedule of assets held for investment purposes and reportable transactions (Schedules I and II) in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. Due to the record-keeping systems maintained by the trustee, this information cannot be provided.

   Contributions

   As of August 20, 1995, the Plan was frozen and participants became fully vested in all employer contributions. All contributions were disallowed for the time period thereafter.

   Participant Accounts

   Individual accounts are maintained for each of the Plan's participants to reflect each participant's share of the Plan's income and each participant's contribution. Allocations of income are based on relative participant account balances, as defined in the plan document.

   Investments

   Investments are participant-directed. A description of each investment option available at December 31, 1998 is provided below:

          American Balanced Fund

          This mutual fund consists of a portfolio invested in securities, including common stocks, preferred stocks, corporate bonds, and U.S. government securities. The objective of this fund is to provide for the conservation of capital while providing current income and long term growth.

          The Kaufmann Fund

          This mutual fund consists of a portfolio invested in common stocks, and convertible preferred stocks and bonds. The objective of this fund is to provide capital appreciation.

          Washington Mutual Investors Fund

          This mutual fund consists of a portfolio invested in common stocks, and convertible preferred stocks and bonds. The objective of this fund is to provide capital appreciation.

          Enterprise Group of Funds (Formerly Known as AIM Constellation Fund)

          This mutual fund consists of a portfolio invested in common stocks, with an emphasis on medium-sized and smaller emerging-growth companies. The objective of this fund is to provide capital appreciation.

          Bond Fund of America

          Assets of this mutual fund are invested in marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments. The objective of this fund is to provide a level of current income that is consistent with the preservation of capital.

          Growth Fund of America

          This mutual fund invests in a diversified portfolio consisting primarily of common stocks. Assets may also be held in securities convertible into common stocks, cash or cash equivalents, straight debt securities, or nonconvertible preferred stocks. The objective of this fund is capital growth.

          Prime Cash Obligations Fund (Formerly Known as Alex. Brown Cash Reserve Fund)

          This money market fund consists of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts, and comparable investments. The objective of this fund is to provide maximum protection of capital with a conservative rate of return.

          PSS World Medical, Inc. Common Stock

          This is an account in which contributions are invested in the stock of the Company.

   Investment objectives are not an indication of actual performance.

   Payment of Benefits

   Upon retirement, death, disability, or termination of service, a participant or beneficiary may elect to receive a lump-sum distribution in an amount equal to the value of that participant's account on the date of distribution. In addition, hardship distributions are permitted if certain criteria are met.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements of the Plan are prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

     Administrative Expenses

     Administrative expenses paid by the Company were approximately $14,000 for the year ended December 31, 1998. Administrative expenses paid by the Plan during the year ended December 31, 1997 were approximately $6,000. During 1998, the Company repaid this amount to the Plan.

     Investment Valuation and Income Recognition

     The Plan's investments, other than participant loans, are stated at fair value, as determined by quoted market prices. Loans to participants are valued at cost, which approximates fair value. Investment income is recorded when earned. The net appreciation (depreciation) in fair value of investments includes the gain or loss on investments bought or sold during the year as well as the change in fair value.

3.   TAX STATUS

     The Internal Revenue Service issued a determination letter dated September 23, 1997 stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.   PLAN TERMINATION

     The Company reserves the right to terminate the Plan at any time, subject to plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the trust would be distributed to such participant or his/her beneficiary at the time prescribed by the Plan and the Internal Revenue Code. Upon termination of the Plan, the trustee shall pay all liabilities and expenses of the trust fund and will sell shares of encumbered stock held in the loan suspense account, if any, to the extent such sale is necessary in order to repay any outstanding loans.

5.   RECONCILIATION TO FORM 5500

     As of December 31, 1998 and 1997, the Plan had $3,056 and $14,626, respectively, of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

     The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1998:

                                                                                        Net Assets
                                                 Benefits                                Available
                                                Payable to       Benefits              for Benefits
                                                                                 ------------------------
                                               Participants        Paid            1998          1997
                                               ------------      --------        ------------------------
     Per financial statements                     $    0         $309,789         $3,481,991   $3,593,566
     1998 amounts pending distribution
       to participants                             3,056            3,056             (3,056)           0
     1997 amounts pending distribution
       to participants                                 0          (14,626)                 0      (14,626)
                                                --------        ---------        -----------  -----------
     Per Form 5500                                $3,056         $298,219         $3,478,935   $3,578,940
                                                ========        =========        ===========  ===========


6.   SUBSEQUENT EVENT

     Subsequent to year-end, the Plan was amended and restated to appoint Metropolitan Life Insurance Company as the Plan's record keeper.

                                                                      SCHEDULE 1



                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(k) PLAN



           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998

                                                                                                               Current
   Identity of Party Involved                   Description of Investment                          Cost         Value
------------------------------     -----------------------------------------------------------   ---------    -----------
*    AMERICAN FUNDS GROUP          American Balanced Fund, mutual fund, 145,365 shares              (a)       $ 2,229,603

     ENTERPRISE GROUP              Enterprise Group of Funds, growth fund, 10,230 shares            (a)           215,550

*    THE KAUFMANN FUND             The Kaufmann Fund, equity fund, 54,505 shares                    (a)           298,365

*    PSS WORLD MEDICAL, INC.       PSS World Medical, Inc. common stock, 8,254 shares               (a)           276,660

*    FEDERATED INVESTORS           Prime Cash Obligations Fund, money market, 119,351 shares        (a)            97,904

*    AMERICAN FUNDS GROUP          Bond Fund of America, mutual fund, 3,821 shares                  (a)            76,351

                                   Washington Mutual Investors Fund, equity fund, 8,272 shares      (a)           272,224
                                                                                                              -----------
                                                                                                              $ 3,466,657
                                                                                                              ===========

                       *Represents a party in interest.

            (a) Historical cost information has been requested from
                the trustee; however, due to its record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                              PSS/TAYLOR MEDICAL

                          PROFIT SHARING 401(k) PLAN


               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                     FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                                     Purchases                      Sales
                                                                           -------------------------   -------------------------
                                                                                Number                    Number
                                                                                 of        Purchase         of         Selling
      Identity of Party Involved            Description of Investment       Transactions    Price       Transactions    Price
   ---------------------------    ---------------------------------------  -------------  ----------   ------------- -----------
*     AMERICAN FUNDS GROUP        Growth Fund of America, mutual fund             0      $        0           2      $   710,002

*     AMERICAN FUNDS GROUP        American Balanced Fund, mutual fund             9       1,044,106           4          390,157

      ENTERPRISE GROUP            Enterprise Group of Funds, mutual fund          3         190,798           0                0

      AIM GROUP                   AIM Constellation Fund, mutual fund             0               0           2          599,768

*     AMERICAN FUNDS GROUP        Washington Mutual Investors Fund, mutual        8         265,515           0                0
                                  Fund

                                                                                 Cost
                                                                                  of        Net
    Identity of Party Involved            Description of Investment             Assets     Gain
   ---------------------------    ---------------------------------------     ------------ ---------
*     AMERICAN FUNDS GROUP        Growth Fund of America, mutual fund               (b)       (b)

*     AMERICAN FUNDS GROUP        American Balanced Fund, mutual fund               (b)       (b)

      ENTERPRISE GROUP            Enterprise Group of Funds, mutual fund            (b)       (b)

      AIM GROUP                   AIM Constellation Fund, mutual fund               (b)       (b)

*     AMERICAN FUNDS GROUP        Washington Mutual Investors Fund, mutual          (b)       (b)
                                  Fund

                       *Represents a party in interest.

                (a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the Plan's market value as of January 1, 1998.

                (b) Historical cost information has been requested from the trustee; however, due to its record-keeping systems, cost information cannot be made available.

         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on June 24, 1999.

                             PSS/TAYLOR MEDICAL PROFIT SHARING
                             401(K) PLAN


                             By: NORTHWESTERN TRUST AND INVESTORS
                                 ADVISORY COMPANY, AS TRUSTEE


                                 By:  /s/ Gerry Kelley
                                     ------------------------------
                                 Title:  Vice President and
                                         Senior Trust Officer